Exhibit 12.1

B/E Aerospace, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes	$106.3	$101.4	$356.6	$9.8	$239.5	$86.7	$106.1
Fixed charges, excluding capitalized interest	23.5	24.7	96.6	131.7	124.3	125.2	105.9
Total Earnings	$129.8	$126.1	$453.2	$141.5	$363.8	$211.9	$212.0

Fixed Charges:
Interest Expense	$21.8	$23.0	$89.6	$123.3	$116.8	$117.3	$99.2
Rental expenses representative of an interest factor	0.3	0.3	1.3	1.2	0.7	0.8	0.5
Capitalized Interest	—	—	—	—	—	—	0.9
Amortization of deferred debt issuance costs and discount	1.4	1.4	5.7	7.2	6.8	7.1	6.2
Total Fixed Charges	$23.5	$24.7	$96.6	$131.7	$124.3	$125.2	$106.8
Ratio of earnings to total fixed charges	5.5	5.1	4.7	1.1	2.9	1.7	2.0